[WCI LETTERHEAD]

                                April 5, 2007

Re:	WCI Communities, Inc.
Preliminary Proxy Statement on Schedule 14A

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Filing Desk

Ladies and Gentlemen:

WCI Communities, Inc. (the “Company”) hereby files via EDGAR, pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a preliminary copy of the proxy statement and form of proxy in connection with the 2007 Annual Meeting of Shareholders of the Company.

The Company hereby provides notice pursuant to Rule 14a-6(d) under the Exchange Act that the Company intends to release the enclosed materials in definitive form to its shareholders on or about April 30, 2007, and we would appreciate any assistance the Staff may be able to provide to facilitate such release prior to that date.

Please be advised that the enclosed materials are being filed solely due to the reference in the proxy statement to a solicitation in opposition by certain shareholders of the Company, namely Icahn Partners LP, Icahn Partners Master Fund LP, High River Limited Partnerships and other affiliates of Carl C. Icahn. Mr. Icahn has indicated his intention to solicit proxies for election to the Company’s Board of Directors of himself and nine other individuals.

If you have any questions or comments regarding the enclosed, please call Avrohom J. Kess of Simpson Thacher & Bartlett LLP at 212-455-2711 or the undersigned at 239-498-8213. Please send copies of any communications regarding the enclosed to Mr. Kess and the undersigned.

Very truly yours,

/s/ Vivien N. Hastings
Vivien N. Hastings

cc: Avrohom J. Kess

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017